Filed by ChoiceOne Financial Services

Commission File Number: 000-19202

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: County Bank Corp.

Individual/Lender Emails

I want to share some exciting news with you.

Today we announced that ChoiceOne Financial Services, Inc., parent company of ChoiceOne Bank, and County Bank Corp., parent company of Lakestone Bank and Trust, signed a definitive merger agreement pursuant to which County Bank Corp. will combine with ChoiceOne Financial Services, Inc. in a strategic merger of equals. The transaction is expected to close in the second half of 2019, subject to the satisfaction of customary closing conditions, including receipt of shareholder and regulatory approvals.

The merger will create an approximate $1.3 billion-asset bank holding company with 28 offices in West and Southeastern Michigan making it the 12th largest bank holding company in Michigan based on asset size.

Because of our separate, but similar markets, this combination will result in an exceptional company that will allow us to expand our collective expertise and offer you enhanced technology, more comprehensive services and an expanded network across Michigan. It will also provide greater opportunities for us to invest in the local communities we serve.

I greatly value our relationship and look forward to serving you with the same comprehensive products, local decisions and exceptional service. I have attached our press release announcing the transaction to give you more details. I look forward to serving you with the same comprehensive products, local decisions and exceptional service.

For additional information about the proposed merger, including information about forward-looking statements, where to find important information about the proposed merger and participants in the solicitation of proxies, please see the press release linked below.

www.choiceone.com/pressrelease

For Immediate Release

ChoiceOne Financial Services and County Bank Corp. announce Merger of Equals

SPARTA, Mich. and LAPEER, Mich., March 25, 2019 – ChoiceOne Financial Services, Inc. (OTC: COFS) (“ChoiceOne”), the parent company of ChoiceOne Bank, and County Bank Corp. (OTC: CBNC) (“County”), the parent company of Lakestone Bank & Trust, jointly announced today the signing of a definitive merger agreement pursuant to which County will combine with ChoiceOne in a strategic merger of equals. The agreement was approved by the boards of directors of both companies.

The combination will create an approximately $1.3 billion-asset bank holding company with 28 offices in West and Southeastern Michigan making it the 12th largest bank holding company in Michigan based on asset size. The transaction is expected to close in the second half of 2019, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval by the shareholders of each company. ChoiceOne Bank and Lakestone Bank & Trust are expected to consolidate in the second quarter of 2020.

Under the terms of the merger agreement, each share of County common stock outstanding immediately prior to completion of the merger will be converted into the right to receive 2.0632 shares of ChoiceOne common stock. As part of completing the transaction, it is expected that ChoiceOne will declare and pay a special dividend of $0.60 per share to ChoiceOne shareholders. The transaction is valued at approximately $50.96 per share of County common stock, or approximately $89.0 million in the aggregate, based on the closing price of ChoiceOne’s common stock of $24.70 on March 22, 2019. The transaction is projected to generate approximately 14% earnings per share accretion in the first full year based on fully phased-in cost savings of approximately 10% of the combined expenses of the two companies. It is also expected that the tangible book value dilution will be earned back in approximately three years. Upon completion of the transaction, ChoiceOne shareholders will own approximately 50.1% and County shareholders will own approximately 49.9% of the combined company, excluding outstanding ChoiceOne stock options and restricted stock units.

Located on opposite sides of the state, these two community banks share the same culture, values and commitment to serve their customers and communities. With approximately $670 million in total assets as of December 31, 2018, ChoiceOne has 14 locations and over 120 years of experience serving West Michigan. With approximately $617 million in total assets as of December 31, 2018, County has 14 locations and over 117 years of experience serving Southeastern Michigan.

“I am extremely proud to lead these two companies into our next phase of growth,” said Paul Johnson, Chairman of ChoiceOne. “These two organizations are very similar in their steady growth over the last 100 years, and yet they both bring unique qualities to the table. Our combined organization will allow us to expand our collective expertise into the communities we serve with enhanced capacity to invest further into technology, products and services as well as our local support.”

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“The culture of a partner was of the utmost importance when we considered this transaction,” said Bruce Cady, CEO and Chairman of County. “Lakestone’s and ChoiceOne’s cultures and values are very similar. We are two strong, growing institutions with a powerful commitment to serve our customers and give back to our communities. Leveraging these strengths in this merger, as well as our complementary products and leading market positions, will clearly position us as one of the finest community banks in Michigan.”

“This merger is exciting for our customers, communities, employees and shareholders and will help us move closer to achieving our vision to be the best bank in Michigan,” said Kelly Potes, President and Chief Executive Officer of ChoiceOne. “The leadership of our two institutions had a clearly shared vision that was evident from our first discussion. Because of our separate, but similar markets, this combination will result in an exceptional company and present efficiencies and new growth opportunities in our expanded network across Michigan.”

“Combining two successful banks allows us to offer a broader range of services and depth of knowledge to our communities,” said Mike Burke, President of Lakestone Bank & Trust. “Our collective customers have come to expect exceptional service through multiple delivery channels. With each of our banks offering over 100 years of strong customer-focused service, we will become the premier financial institution in our markets.”

The combined bank holding company will be headquartered in Sparta, with the combined company’s senior leadership and operations based in both Sparta and Lapeer. The combined company will be led by:

•	Paul Johnson – Chairman of the Board
•	Bruce Cady – Vice Chairman of the Board
•	Kelly Potes – CEO
•	Michael Burke – President

The Board of Directors of the combined holding company will be comprised of 14 directors, consisting of seven directors designated by ChoiceOne and seven directors designated by County.

ProBank Austin is serving as financial advisor and Warner Norcross +Judd LLP is serving as legal counsel to ChoiceOne. Boenning & Scattergood, Inc. is serving as financial advisor and Hunton Andrews Kurth LLP is serving as legal counsel to County.

About ChoiceOne

ChoiceOne Financial Services, Inc. is a financial holding company headquartered in Sparta, Michigan and the parent corporation of ChoiceOne Bank, Member FDIC. ChoiceOne Bank operates 14 full-service offices in parts of Kent, Ottawa, Muskegon, and Newaygo Counties. ChoiceOne Bank offers insurance and investment products through its subsidiary, ChoiceOne Insurance Agencies, Inc. ChoiceOne Financial Services, Inc. common stock is quoted on the OTC under the symbol “COFS.” For more information, please visit Investor Relations at ChoiceOne’s website at www.choiceone.com.

About County Bank Corp.

County Bank Corp., headquartered in Lapeer, Michigan, is the holding company for Lakestone Bank & Trust, Member FDIC. Lakestone Bank & Trust operates 14 full-service offices in parts of Lapeer, Macomb and St. Clair Counties. County Bank Corp. common stock is quoted on the OTC under the symbol

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“CBNC.” For more information, please visit Investor Relations at Lakestone’s website at www.lakestonebank.com/about/who-we-are/investor-relations.

Forward-Looking Statements
This press release contains forward-looking statements. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “is likely,” “plans,” “predicts,” “projects,” “may,” “could,” “look forward,” “continue”, “future” and variations of such words and similar expressions are intended to identify such forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of ChoiceOne and County with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, cost savings, the tangible book value earn-back period and other operating and return metrics), and the timing of the closing of the transaction. These statements reflect current beliefs as to the expected outcomes of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions (“risk factors”) that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed, implied or forecasted in such forward-looking statements. Furthermore, neither ChoiceOne nor County undertake any obligation to update, amend, or clarify forward-looking statements, whether as a result of new information, future events, or otherwise. Such risks, uncertainties and assumptions, include, among others, the following:

•	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
•	the failure of either ChoiceOne or County to obtain shareholder approval, or to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
•	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where ChoiceOne and County do business, or as a result of other unexpected factors or events;
•	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	diversion of management’s attention from ongoing business operations and opportunities;
•	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; and
•	the outcome of any legal proceedings that may be instituted against ChoiceOne or County;

Additional risk factors include, but are not limited to, the risk factors described in Item 1A in ChoiceOne Financial Services, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2018.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction between ChoiceOne and County. In connection with the proposed merger, ChoiceOne will file with the SEC a Registration

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Statement on Form S-4 that will include the Joint Proxy Statement of ChoiceOne and County and a Prospectus of ChoiceOne, as well as other relevant documents regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to ChoiceOne and County shareholders. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Joint Proxy Statement/Prospectus, once available, as well as other filings containing information about ChoiceOne and County, may be obtained at the SEC’s Internet site http://www.sec.gov. You will also be able to obtain these documents, free of charge, from ChoiceOne by accessing ChoiceOne’s website at http://www.choiceone.com (which website is not incorporated herein by reference) or from County by accessing County’s website at http://www.lakestonebank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus once available can also be obtained, free of charge, by directing a request to ChoiceOne, 109 East Division Street, Post Office Box 186, Sparta, 49345, Attention: Mr. Thomas L. Lampen, or by calling 616-887-7366, or to County, 83 West Nepessing Street, Post Office Box 250, Lapeer, Michigan 48446, Attention Mr. Bruce J. Cady, or by calling 810-664-2977.

Participants in Solicitation

ChoiceOne and County and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ChoiceOne and County shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Contacts

ChoiceOne Financial Services, Inc. Kelly Potes President & CEO ChoiceOne Bank 616-887-6837 kpotes@choiceone.com	County Bank Corp. Bruce Cady CEO Lakestone Bank & Trust 810-664-2977 bcady@lakestonebank.com Michael Burke President Lakestone Bank & Trust 810-664-2977 mburke@lakestonebank.com

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